April 1, 2009

Via U.S. Mail and Facsimile at (212) 451-2222

Ron S. Berenblat, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

Re: Specialty Underwriters' Alliance, Inc. ("Specialty" or "the Company")
**   Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
**   Filed March 30, 2009**
**   Filed by Hallmark Financial Services, Inc.**
**   File No. 000-50891**

Dear Mr. Berenblat:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Reasons For Our Solicitation, page 7

There is no significant stockholder representation on the Board, page 10

1. We have reviewed the revisions made in response to prior comment two. Revise the heading, "There is no significant stockholder representation on the Board" and the first two sentences of this section to remove the implication that your nominees, if elected, will have greater beneficial ownership of Specialty's shares and therefore promote greater accountability. In addition, because the maximum amount of director positions the nominees will occupy if successful in this

election is less than a majority of the director positions, the nominees will not be able "to force other directors to consider" initiatives to increase share value.

<u>Proposal No. 1 - Election of Directors, page 14</u>

2. We are reissuing prior comment ten in part. Please revise to name the additional and/or substitute nominees and provide all relevant required disclosure or remove the references to substitute or additional nominees. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1) and Item 7 to Schedule 14A.

3. We have reviewed the response provided in reply to prior comment 13, and note that it appears Hallmark contemplates filing any omitted information pursuant to Rules 14a-6(b) or (c) using the EDGAR header tag DFAN14A. To the extent that Hallmark distributes its definitive proxy statement prior to the time at which Specialty distributes its definitive proxy statement, please confirm that Hallmark will make an amended proxy statement filing to include the omitted information. This amended proxy statement filing should be revised and filed in accordance with Rule 14a-6(h) and filed using the EDGAR header tag DEFR14A.

Soliciting Material Pursuant to Rule 14a-12 Filed on March 30, 2009

4. We note your disclosure in the preliminary proxy statement that Mark E. Schwarz is a participant in the solicitation. It does not appear that Mark E. Schwarz is listed as a participant in soliciting material filed on March 30, 2009. Please confirm that all future filings will list all the participants in the solicitation.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

Please contact the undersigned at (202) 551-3575. If you require additional assistance you may contact Perry Hindin, Special Counsel with the Office of Mergers & Acquisitions at (202) 551-3444 or, in his absence Nicholas Panos, Senior Special Counsel with the Office of Mergers & Acquisitions at (202) 551-3266.

Sincerely,

Jennifer Riegel
Attorney-Advisor